Mr. Josh Forgione

Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

October 20, 2006

Re:	Accredited Mortgage Loan REIT Trust

Form 10-K for the fiscal year ended December 31, 2005

File No. 1-32276

Dear Mr. Forgione:

We are in receipt of your second letter dated September 13, 2006 on behalf of the Securities and Exchange Commission (“SEC”), setting forth the SEC’s additional comment on the Accredited Mortgage Loan REIT Trust (“REIT”) Form 10-K for the fiscal year ended December 31, 2005 (the “10-K”). In order to provide sufficient time to research and respond to the comment, we requested and received from Howard Efron, the Staff Accountant referenced in your letters, an extension for the filing of our response through October 20, 2006. In connection with the completion of our review, the original SEC comment specified in your second letter as well as our response has been set forth below for ease of reference.

Form 10-K for the fiscal year ended December 31, 2005

Financial Statements

General

1.	We note your response to prior comment 3 and are unable to agree with your position as it appears to us that you may have incorrectly applied criteria related to Schedule III (under Rule 5-04 of Regulation S-X) to Schedule IV. It is Schedule III (and not Schedule IV) that is to be filed by companies for which a substantial portion of their business is acquiring and holding for investment real estate or interests in real estate. In future filings, please provide Schedule IV – Mortgage Loans on Real Estate as prescribed by Rule 12-29 of Regulation S-X. Additionally, refer to the Staff’s view in Staff Accounting Bulletin Topic 7C.

In future annual filings we will provide Schedule IV – Mortgage Loans on Real Estate as prescribed by rule 12-29 of Regulation S-X.

* * * * *

In connection with our response to your second letter, we hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the REIT 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the REIT 10-K; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully Submitted,

/s/ John S. Buchanan
John S. Buchanan
Chief Financial Officer

15090 Avenue of Science

San Diego, CA 92128

T 800.690.6000 F 858.676.2170

www.accredhome.com